Filed by Starry Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMark Horizon Acquisition Corp.

Commission File No.: 001-39585

Date: October 07, 2021

Starry Announcement FAQ (Internal)

We’re entering an exciting new phase for the company. Below are some frequently asked questions with answers regarding this transaction and what comes next.

1.	What exactly is happening?

a.	We have entered into an agreement to merge with FirstMark Horizon Acquisition Corp., a special purpose acquisition company (commonly referred to as a SPAC).

b.	Upon close of the merger, which we expect to happen in Q1 2022, we will become a publicly traded company. We believe that this transaction gives us access to the capital we need to support our company’s continued growth.

c.	FirstMark Horizon Acquisition Corp. will serve as an important strategic partner for our business as we enter this next phase.

d.	Current Starry shareholders are expected to remain the majority owners of the public company.

e.	This is certainly an exciting development, but it is just the beginning – there is more hard work to be done before this transaction closes and we begin trading on the public markets as Starry.

2.	Who is FirstMark Capital?

a.	FirstMark Capital is a long-time and current investor in Starry.

b.	FirstMark was founded by Amish Jani and Rick Heitzmann and prior to investing in Starry, was also a lead investor in Aereo.

c.	FirstMark Capital has invested in and taken public a number of well-known businesses including most recently Shopify, Pinterest and DraftKings. They were also early investors in Carta, Upwork, InVision, Riot Games, Postmates, Discord and many others.

3.	What is a SPAC?

a.	A SPAC is a special purpose acquisition company, which lists on an exchange with the goal of merging with another company to take it public.

b.	SPAC mergers often also feature significant investments and capitalization of the merged businesses. In our case, ArrowMark Partners, Atreides Management, Fidelity Management & Research Company LLC, Tiger Global Management are making additional investments in Starry.

4.	Why are we going public?

a.	We believe becoming a publicly traded company will give us access to the capital necessary to support our rapid plans for growth, continued innovation and customer service as we work to transform the broadband industry.

5.	Why are we going public via a SPAC when I’ve heard so much criticism of them? And why are we doing this with FirstMark Horizon Acquisition Corp.?

a.	We have built a tremendous business: technology, operations and a service organization that now reaches more than 4.7 million households with a roadmap that will take us to more cities and communities across the country. But building networks at this scale requires a lot of capital and to continue on our trajectory requires us to make significant investments in our business.

b.	We evaluated a variety of potential sources and methods of financing to support Starry’s continued growth and after thorough consideration, we determined a SPAC merger at this time, with a partner like FirstMark Horizon Acquisition Corp., was the right path forward for our company, our employees and all our shareholders.

c.	You should think of a SPAC as a financing vehicle that will allow us to enter the public markets more quickly than a traditional IPO and the related PIPE transaction provides us with additional cash on the balance sheet that will enable us to support expansion into new markets and pay down existing debt, while remaining focused on our mission.

d.	As one of our earliest investors, FirstMark Capital has been with Starry from the start. They have a great track record of investing in and supporting companies from their earliest beginnings, through to becoming public companies and beyond. FirstMark Capital knows our business, knows our technology, but importantly, they believe in our mission and the fundamentals that undergird our business. They know what motivates us and what it will take for us to be successful, which is why they are a fantastic partner for us as we take this next step.

e.	FirstMark Capital views this process as a natural extension of how they work with and guide innovative and fast-growing companies towards continued success.

6.	Who is FirstMark Horizon Acquisition Corp.?

a.	FirstMark Horizon Acquisition Corp. is a special purpose acquisition company listed on the NYSE by an affiliate of FirstMark Capital with the goal of merging it with another company to take it public.

b.	FirstMark Horizon Acquisition Corp. brings to bear the breadth and depth of FirstMark Capital’s venture capital investing platform and capabilities, as well as FirstMark Capital’s track record of helping their portfolio companies successfully transition to public ownership.

c.	FirstMark Capital has an impressive history of success, helping take companies such as Shopify, Pinterest, AirBnB, and DraftKings public. FirstMark Capital has an excellent understanding of our business and what motivates us (our mission!) and we believe that will prove beneficial to us as we continue to scale up our operations.

d.	FirstMark Capital also has investments across industry verticals – access to that network could ultimately lead to mutually beneficial partnerships for us as we continue to look for opportunities to grow and more rapidly scale our business.

7.	Does FirstMark Capital own us now?

a.	No. FirstMark Horizon Acquisition Corp. will serve as an important strategic partner for our business as we enter this next phase, and will own stock in the company, but we will not be majority-owned by FirstMark Capital. Current Starry shareholders are expected to remain the majority owners of the public company.

8.	What is going to change with my job?

a.	Our work won’t change. In fact, this transaction is expected to give us additional financial resources to continue to offer our customers the reliable broadband service and delightful customer experience they have come to expect from Starry.

b.	Once the transaction closes, we will be a public company and will have a broader set of shareholders. Public companies are subject to a higher level of scrutiny by the public and the U.S. Securities and Exchange Commission and public companies have additional compliance requirements.

c.	Most of the new rules and requirements will pertain to how we communicate with external audiences and legal requirements to disclose certain information such as our financials.

d.	It’s more important than ever that we stick to our communications approval process. If you have any questions or concerns, please reach out to our communications or legal teams.

9.	Will there be layoffs?

a.	We are focused on growth. This business combination is expected to give us additional capital to grow our business and provide you with the support and resources to do your best work.

10.	Will the leadership of my group/the company change?

a.	Over the last several months, we made some significant structural changes to the company that have had a positive effect in streamlining our Service organization and operations and R&D teams. As we grow, we’ll continue to evolve to ensure that we have the best structure in place to support our existing markets and expansion to new markets.

11.	Will my employee benefits be impacted?

a.	No - we are not contemplating any change to employee benefits at this time.

12.	How does this affect our overall strategy as a business?

a.	Becoming a public company is an exciting next step for our business but, it is only the beginning, the hard work is still ahead of us.

b.	As a team, we all need to remain focused on the mission at hand and continue solid execution against our goals. Keeping focused and hitting our goals is the one thing we all can do to seek to ensure our continued success, through this merger process and as we become a public company.

13.	What is Material Non-Public Information (MNPI)?

a.	Material Non-Public Information (MNPI) is information that is not widely available to the public and that a reasonable investor would likely use in deciding whether to buy or sell a stock. Importantly, it can be positive or negative.

b.	MNPI could include information about Starry’s financial performance, the likelihood of being able to close on the business combination, new product/service offerings, developments regarding key suppliers or customers, future plans for Starry and/or the business combination, significant cybersecurity incidents, or future partners, etc.

c.	When in doubt, please reach out to our general counsel, Bill Lundregan (wlundregan@starry.com).

14.	Can I tell people about what’s happening? What can I say on social media?

a.	You should feel free to continue the normal course of business communications per below.

b.	You can retweet or share official Starry press releases and official social media posts from @Starry, but please do not like, re-tweet others or post anything else, including news articles, about the transaction.

c.	Do not editorialize or provide additional context for information that we publicly disclose about this transaction in either verbal conversations, emails or other online forums such as social media or our work Slack. This includes with customers, partners, prospects, vendors/suppliers, industry analysts, consultants, market research firms, former employees, friends or family.

15.	What do I do if someone asks me about the transaction?

a.	If pressed for comment by any party, do not say anything beyond: “I cannot comment on the business combination process or our Company at this time. Please refer to the filings with the U.S. Securities and Exchange Commission made by FirstMark Horizon Acquisition Corp. for more information.”

16.	What do I do if a journalist contacts me?

a.	Direct all media inquiries to Virginia Lam Abrams (vlam@starry.com) and Mimi Ryals (mryals@starry.com). Even if you’re not sure if they are a member of the press, do not respond and pass it along.

17.	What happens to my stock options?

a.	Nothing changes until after the close of the transaction.

b.	The vesting schedule will not change; if you have awards that have vested, they will remain fully vested. If your awards have not vested yet, they will continue on their current vesting schedule.

c.	Broadly, at the closing, our pre-listing stock options will convert into stock options in the newly formed public company; we will provide more information later on.

d.	We will be hosting additional Q&A sessions in the upcoming weeks and months to help answer any additional questions.

18.	Can I buy the FirstMark Horizon Acquisition stock now?

a.	You should not buy or sell any securities of FirstMark Horizon Acquisition Corp. (currently traded on the NYSE under the tickers FMAC, FMAC.U and FMAC WS) or recommend that anyone else buy any of the securities of FirstMark Horizon Acquisition Corp. if you have any MNPI about either FirstMark Horizon Acquisition Corp. or Starry. Everyone at Starry is likely aware of some form of MNPI, so it’s best to steer clear of buying or recommending someone buy FirstMark Horizon Acquisition Corp. securities. We are working on additional policies and guidelines relating to trading Starry securities following closing.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Starry Holdings, Inc. (“Starry Holdings”), a newly formed subsidiary of Starry, Inc. (“Starry”), will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”). The Form S-4 will include a proxy statement of FirstMark Horizon Acquisition Corp. (“FirstMark”) and a prospectus of Starry Holdings, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all FirstMark stockholders. Additionally, Starry Holdings and FirstMark will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Participants in Solicitation

FirstMark, Starry Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark’s stockholders in connection with the business combination will be included in the proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Starry Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. In addition, there will be risks and uncertainties described in the Form S-4 and other documents filed by FirstMark or Starry Holdings from time to time with the SEC. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Starry Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Starry Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock and convertible notes or due to failure to obtain approval of the stockholders of FirstMark; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of FirstMark, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (7) volatility in the price of FirstMark’s, Starry’s or Starry Holdings’ securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (14) the impact of the global COVID-19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Starry Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Starry Holdings or FirstMark gives any assurance that Starry, Starry Holdings or FirstMark will achieve its expectations. None of Starry, Starry Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.